                                                             FORM 6-K

                                                  SECURITIES AND EXCHANGE COMMISSION
                                                        Washington, D.C. 20549

                                                       Report of Foreign Issuer

                                                 Pursuant to Rule 13a-16 or 15d-16 of
                                                  the Securities Exchange Act of 1934

                                        For the period December 2003 to 1 April 2004

                                                              Transco plc
                                                              1-3 Strand
                                                            London WC2N 5EH
                                                                ENGLAND
                                               (Address of principal executive offices)

 The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the registrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                               SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Transco plc

                                       s/David C. Forward
Date: 1 April 2004                    By: __________________
                                      (David C. Forward)
                                      Authorised Signatory

                                                 ANNEX 1 - Copy Announcements as sent

                                                               FORM 6-K

                                                  SECURITIES AND EXCHANGE COMMISSION
                                                         Washington D.C. 20549

                                                       Report of Foreign Issuer

                                               Pursuant to Rule 13a - 16 or 15d - 16 of
                                                  The Securities Exchange Act of 1934

                                              Announcements to the London Stock Exchange
                                                for the period December 2003 to 1 April 2004

                                    Transco plc
                                    1-3 Strand
                                    London
                                    WC2N 5EH
                                    United Kingdom

---------------------------------------------------------------------------------------------------------------------------------------

Announcements:

1 December 2003 - "Euro Medium Term Note Programme"

8 December 2003 - "Euro Medium Term Note Programme"

1 April 2004 - "National Grid Transco plc - Close period trading update for the year ended 31 March 2004."

(Close period trading update of the Group's Ultimate Holding Company, National Grid Transco plc (NGT), which NGT has separately submitted on its own Form 6K of today's date.)

1 April 2004
                                                         National Grid Transco
                                     Close period trading update for the year ended 31 March 2004

                                                   Strong Profit and Earnings Growth

National  Grid Transco plc (the  "Group") is today  issuing its trading  update on the  commencement  of its close period and prior to the announcement of its preliminary results on Thursday, 20 May 2004.

The Group's  financial  performance for the year ended 31 March 2004 has been particularly  strong,  and we expect that earnings per share
(excluding exceptional items and goodwill amortisation) will be substantially ahead of last year and in line with expectations.

We expect  that  operating  profit  (excluding  exceptional  items  and  goodwill  amortisation)  for the year will be ahead of the level delivered last year,  despite  increased  pension costs, a weaker US dollar and a return to more normal US weather  conditions.  This has been achieved  primarily by the delivery of significant  efficiency and integration  savings and regulatory  timing  differences.  We are also benefiting from improved performance at Gridcom and our exit from non-core businesses last year.

Furthermore,  a  combination  of lower  effective  interest  rates and a weaker US dollar is expected to lead to a reduction  in interest costs and contribute to strong growth in profit before tax (excluding exceptional items and goodwill amortisation).

The effective tax rate on profit before tax (excluding exceptional items and goodwill amortisation) is anticipated to be around 25%.

Net debt at 31 March 2004 is reduced to around 13bn pound sterling.

Cautionary statement

This  announcement  contains certain  statements that are neither reported  financial  results nor other  historical  information.  These statements are  forward-looking  statements within the meaning of Section 27A of the Securities Act of 1933, as amended,  and Section 21E of the  Securities  Exchange Act of 1934, as amended.  Because these  forward-looking  statements are subject to  assumptions,  risks and uncertainties,  actual  future  results  may differ  materially  from those  expressed  in or implied by such  statements.  Many of these assumptions,  risks and  uncertainties  relate to factors  that are  beyond  National  Grid  Transco's  ability  to  control or  estimate precisely,  such as delays in obtaining or adverse conditions contained in regulatory approvals,  competition and industry restructuring, changes in economic conditions,  currency  fluctuations,  changes in interest and tax rates, changes in energy market prices,  changes in historical  weather  patterns,  changes in laws,  regulations or regulatory  policies,  developments in legal or public policy doctrines, technological  developments,  the failure to retain key management,  the availability of new acquisition  opportunities or the timing and success of future acquisition  opportunities.  Other factors that could cause actual results to differ materially from those described in this  announcement  include the ability to the ability to integrate  Niagara Mohawk and Lattice Group plc  successfully  within  National
Grid Transco or to realise  synergies  from such  integrations,  the failure for any reason to achieve  reductions in costs or to achieve operational  efficiencies,  unseasonable  weather  impacting on demand for  electricity  and gas, the behaviour of UK electricity  market participants on system balancing,  the timing of amendments in prices to shippers in the UK gas market,  the performance of National Grid
Transco's  pension  schemes and the  regulatory  treatment  of pension  costs,  the impact of any  potential  separation  and disposal by
National Grid Transco of any UK gas distribution  network(s) and any adverse  consequences arising from outages on or otherwise effecting energy  networks  owned and/or  operated by National  Grid Transco.  For a more  detailed  description  of these  assumptions,  risks and uncertainties,  together with any other risk factors,  please see National Grid Transco's  filings with the United States  Securities and
Exchange  Commission  (and in particular  the "Risk  Factors" and  "Operating  and Financial  Review"  sections in its most recent annual report on 20F).  Recipients are cautioned not to place undue  reliance on these  forward-looking  statements,  which speak only as of the date of this  announcement.  National  Grid  Transco  does not  undertake  any  obligation  to publicly  release any  revisions  to these forward-looking statements to reflect events or circumstances after the date of this announcement.

Contacts
Investors
Marcy Reed                 +44 (0)20 7004 3170                +44 (0)7768 490807(m)
Terry McCormick            +44 (0)20 7004 3171                +44 (0)7768 045139(m)
Louise Clamp               +44 (0)20 7004 3172                +44 (0)7768 555641(m)
Bob Seega (US)             +1 508 389 2598
Media
Clive Hawkins              +44 (0)20 7004 3147                +44 (0)7836 357173(m)

Citigate Dewe Rogerson     +44 (0)20 7638 9571
Anthony Carlisle           +44 (0)7973 611888(m)

                                                       Transco plc

                                             EURO MEDIUM TERM NOTE PROGRAMME

Transco plc announces that it has today issued a Eur 70,000,000 Floating Rate Instrument due 01 June 2005 Series No 36,
as part of the Transco plc EUR 7,000,000,000 Euro Medium Term Note Programme.

01 December 2003

Contact:  Andrew Kluth (Tel: 020 7004 3365)

Date: 8 December 2003

                                                       Transco plc

                                             EURO MEDIUM TERM NOTE PROGRAMME

Transco plc announces that it has today issued a JPY 2,000,000,000 Floating Rate Instrument due 09 June 2005 Series No
37, as part of the Transco plc EUR 7,000,000,000 Euro Medium Term Note Programme.

Contact:  Andrew Kluth (Tel: 020 7004 3365)